Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the statement on Schedule 13D filed herewith, and any amendments hereto, relating to the common stock, $0.0006 par value per share, of Transmeridian Exploration Incorporated with the Securities and Exchange Commission pursuant to Rule 13d-1(k).  The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

June 23, 2008	UNITED ENERGY GROUP LIMITED

/s/ Zhang Hongwei
Name: Zhang Hongwei
Title: Chairman and Executive Director

ZHANG HONGWEI

/s/ Zhang Hongwei